Turbodyne Announces Board Changes, Disclosure Committee Changes,
Liability Settlement, Annual Shareholder Meeting and EASDAQ Update

    Carpinteria, California—March 12, 2001—Turbodyne Technologies, Inc. (EASDAQ: TRBD) today announced the expansion of its Board of Directors and the resignation of one director, the resignation of their disclosure committee, the settlement of a $2.2 million liability, their annual shareholders' meeting and the company's intent to respond to EASDAQ's disciplinary proceedings.

    In the February 16, 2001 meeting of the board of directors, Dr. Murgurdich Balabanian was elected director of the Company. Dr. Balabanian is a graduate of University Hospital of Iowa City and board certified in Internal Medicine Nephrology and critical care and has been in private practice for 30 years. He is director on the boards of First Commerce Bank and software maker Global Vision Inc.

    On February 20, 2001 Dr. Peter Hofbauer resigned his position of board director.

    Mr. Irving M. Einhorn resigned from his position of member of the Turbodyne Disclosure Review Committee on January 9, 2001, Mr. John M. Fedders resigned from his position as Chairman of the committee on February 16, 2001 and James L. Sanders resigned from his position as a member of the committee on February 20, 2001. The company is now seeking an alternate committee for this task.

    Turbodyne has settled a $2.2 million liability for the leasing contract of the Temecula facility with a cash payment of $54,000, a $200,000 payment consisting of 800,000 Turbodyne shares without a reset provision, plus a warrant to buy 200,000 shares at $0.25 a share exercisable for three years.

    Turbodyne general shareholders' meeting will take place in May 2001.

    The company received a letter from EASDAQ asking Turbodyne to respond to their claims regarding non compliance with EASDAQ's continuing listing requirements. The company wrote a detailed reply to this notice.

    Turbodyne Technologies, Inc., a California based high technology company, specializes in the development of charging technology for internal combustion engines and the development and manufacturing of high-tech assemblies for electrically assisted turbochargers and superchargers. Turbodyne Technologies' headquarters is located in Carpinteria, California, and its European office is located in Frankfurt, Germany. Additional information about the Company is available on the Internet at http://www.turbodyne.com.

Contacts:

Kenneth Fitzpatrick—Investor Relations at California Headquarters: (800) 566-1130

This release contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934, including statements about future business operations, financial performance and market conditions. Such forward-looking statements involve risks and uncertainties inherent in business forecasts.